SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AGA MEDICAL HOLDINGS, INC.

(Name of Subject Company)

AGA MEDICAL HOLDINGS, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

008368102

(CUSIP Number of Class of Securities)

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

(763) 513-9227

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

Attention: David C. Grorud, Esq.

Ryan C. Brauer, Esq.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits thereto and as may be amended and supplemented from time to time, the “Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 filed with the SEC on October 29, 2010 and by Amendment No. 2 filed with the SEC on November 8, 2010 (“Amendment No. 2”) by AGA Medical Holdings, Inc., a Delaware corporation (the “Company”).

The Statement relates to the tender offer commenced by Asteroid Subsidiary Corporation, a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (together with the exhibits thereto and as may be amended and supplemented from time to time, the “Schedule TO”), initially filed with the SEC by Purchaser and Parent on October 20, 2010 and amended on October 29, 2010 and November 8, 2010, to purchase all of the issued and outstanding shares of Company common stock, par value $0.01 per share (the “Shares”) in exchange for (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of Parent, at the election of the participating stockholder (who may elect Cash Consideration for some Shares and Stock Consideration for others), and upon the terms and subject to the conditions set forth in Purchaser’s Prospectus/Offer to Exchange, which is part of the Registration Statement on Form S-4 (file no. 333-170045), initially filed by Parent on October 20, 2010, and amended on November 8, 2010, as well as the related Letter of Election and Transmittal that accompanied the Prospectus/Offer to Exchange. The Prospectus/Offer to Exchange and the form of Letter of Election and Transmittal are attached to the Statement as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Unless otherwise indicated, all capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 2.

Item 8.    Additional Information.

Item 8 of the Statement is hereby amended and supplemented by restating the first paragraph in the section entitled “United States and Foreign Antitrust Laws” as follows:

Under the HSR Act, the Merger may not be consummated unless certain filings have been submitted to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. As of November 9, 2010, Parent’s request for early termination of the waiting period has been granted with respect to all filings made under the HSR Act and foreign antitrust laws, and such waiting periods with respect to the Offer have therefore ended.

Item 8 of the Statement is further amended and supplemented by adding the following sentence to the end of the first paragraph under the section entitled “Litigation”:

On November 10, 2010, the proceedings related to the putative class action filed in the Hennepin County District Court, Fourth Judicial District, State of Minnesota were stayed by the Hennepin County District Court, pending resolution of the Delaware Action (as defined in this Statement), at which time the parties expect to present a stipulated dismissal with prejudice.

Item 8 of the Statement is further amended and supplemented by replacing the second paragraph under the section entitled “Litigation” with a subsection entitled “Delaware Court of Chancery,” which shall include the following paragraphs:

Delaware Court of Chancery

On October 28, 2010, a putative stockholder class action complaint was filed in the Delaware Court of Chancery (the “Delaware Action”). The complaint, captioned Jennifer Walling v. AGA Medical Holdings, Inc., et al., names as defendants the members of the Company’s Board of Directors, as well as the Company, Parent and Purchaser. The complaint alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders and further alleges that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges, among other things, that in approving the proposed transaction between the Company and Parent, Company Board members accepted an inadequate price, failed to make full disclosure, and utilized unreasonable deal protection devices and that the Company Board members acted to put their personal interests ahead of the interests of Company stockholders. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to unspecified compensatory damages, attorneys’ fees, other fees and costs and other relief.

On November 8, 2010, the parties to the Delaware Action entered into a memorandum of understanding (the “MOU”).  The MOU sets forth an agreement in principle to settle the litigation. On November 8, 2010, the Company filed Amendment No. 2 to the Statement, which included certain additional disclosures as set forth in an exhibit to the MOU, and Parent filed Amendment No. 1 to its Registration Statement on Form S-4 (file no. 333-170045) to include certain parallel additional disclosures. The additional disclosures include information concerning the background of the negotiations in connection with the Offer and the Merger and clarifications relating to the procedures and considerations underlying the financial analyses performed by Piper Jaffray in connection with the Offer and the Merger. The Company also agreed to extend the time its stockholders can submit a written demand for appraisal pursuant to Section 262 of the Delaware General Corporation Law by an additional fifteen days.  The settlement contemplated by the MOU is subject to several conditions, including the negotiation and execution of a stipulation of settlement and the approval of the Delaware Court of Chancery. As a result of the MOU, the Delaware Court of Chancery has removed from its calendar the hearing on plaintiff’s motion for preliminary injunction, previously scheduled for November 15, 2010.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions challenged in the Delaware Action or otherwise. The defendants have entered into the MOU to eliminate the uncertainty, burden, risk, expense and distraction of further litigation. For additional information, on these matters, please refer to the complaint in the Delaware Action, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference, and the MOU, which is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits:

Exhibit	Description

(a)(5)(H)

Memorandum of understanding relating to complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling V. AGA Medical Holdings, Inc., et. al.), incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO

(a)(5)(I)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated November 10, 2010, incorporated by reference to the Rule 425 filing made with the SEC by St. Jude Medical, Inc. on November 10, 2010

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGA MEDICAL HOLDINGS, INC.

By:	/s/ Ronald E. Lund
	Name:	Ronald E. Lund
	Title:	Senior Vice President, General Counsel and Secretary

Dated: November 10, 2010